CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION

September 14, 2015

VIA EDGAR AND OVERNIGHT MAIL

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Edge Therapeutics, Inc.
Registration Statement on Form S-1
Filed August 14, 2015
Registration No. 333-206416

Dear Mr. Riedler:

On behalf of Edge Therapeutics, Inc. (the “Company”), set forth below is the Company's supplemental response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2014 (the “Comment Letter”) regarding the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-00526) that was originally submitted to the Commission on March 21, 2014 and, as subsequently revised, filed with the Commission on August 14, 2015 (the “Registration Statement”). In this letter, we are supplementally responding only to comment number 10 in the Comment Letter, the text of which we have incorporated into this response letter for convenience in bold below. The Company initially responded to comment number 10 in the Company’s letter dated May 20, 2014.

Confidential Treatment Request

 Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Commission’s Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 (1992). For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the FOIA Office as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

September 14, 2015 Page 2

Staff Comment and Supplemental Company Response

Critical Accounting Policies and Significant Judgments and Estimates

Fair Value of Common Stock, page 54

10.	We may have comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance since October 11, 2013 through the date of effectiveness.

Supplemental Responses:

Rule 83 Confidential Treatment Request by Edge Therapeutics, Inc.; Request No. 1

Estimated Price Range

The Company supplementally advises the Staff that the Company expects to include an anticipated price range in a pre-effective amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the initial public offering (the “IPO”), which the Company anticipates could commence as soon as [*]. Based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering price range to be reflected on the cover of the Company’s preliminary prospectus would be a $[*] to $[*] per share (“Estimated Price Range”).

Please note that unless otherwise indicated, the per share amounts and share amounts in this letter reflect the impact of an anticipated [*]-for-1 reverse stock split that the Company plans to effect prior to the effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and the parameters of the Estimated Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company.  However, the Company believes that the foregoing Estimated Price Range is a bona-fide estimate and will not be subject to significant change.

Rule 83 Confidential Treatment Request by Edge Therapeutics, Inc.; Request No. 2

Difference between Fair Value and Estimated Price Range

The Company further advises the staff that it expects to include the following discussion containing each significant factor contributing to the difference between the Estimated Price Range and the fair value of each equity issuance since June 30, 2015 through the date of effectiveness in a pre-effective amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the IPO. The Company expects that such disclosure would be generally consistent with the below:

Determination of Estimated Price Range

We and our underwriters determined the estimated price range set forth on the cover of this prospectus, which is $[*] to $[*] per share. In comparison, our estimate of the fair value of our common stock was $6.90 per share at June 30, 2015, which was determined by our board of directors with the assistance of a contemporaneous valuation of our common stock as of June 30, 2015. This valuation utilized a hybrid of a Probability-weighted Expected Return Method (“PWERM”) and an Option Pricing Method (“OPM”) attributing an 80% probability to an initial public offering and a 20% probability to the sale to a strategic buyer. The 80% weighting attributed to an initial public offering reflected our subjective assessment as to the necessity and likelihood of an initial public offering in light of the working capital provided by our recent Series C-1 and Series C-2 financing rounds, macro-economic and market conditions, including market conditions for initial public offerings of companies similarly situated to ours, our subjective assessment as to the likelihood of FDA approval of EG-1962, greater certainty around key elements of our planned Phase 3 clinical program for EG-1962, our continued progress towards commercialization in the event EG-1962 is approved, and our subjective assessment as to the likelihood of successfully executing an initial public offering in the coming months, among other factors. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions and estimates of our business potential, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

September 14, 2015 Page 3

In addition, we believe that the difference in value reflected between the estimated price range and the determination of the fair value of our common stock on June 30, 2015, the price used for the Company’s most recent equity issuance, was primarily the result of the following factors:

•	since June 30 2015, we publicly filed the registration statement of which this prospectus forms a part;

•	since June 30, 2015, the NEWTON Trial met its primary and secondary endpoints of safety, tolerability, defining the maximum tolerated dose and pharmacokinetics and the results of the principal exploratory endpoint from the 90-day follow-up available for patients in the NEWTON trial cohorts demonstrated that 60% (27 of 45) of patients treated with EG-1962 experienced a favorable clinical outcome versus only 28% (5 of 18) of patients treated with the standard of care oral nimodipine;

•	since June 30, 2015, we have, based on End-of-Phase 2 correspondence from the U.S. Food and Drug Administration received in late July 2015, determined the design and key elements of our planned Phase 3 clinical program for EG-1962 for the treatment of aSAH, which, subject to submission and review by the FDA of a final protocol, we expect to initiate in mid-2016;

•	since June 30, 2015, we received positive feedback from potential investors in connection with “testing-the-waters” meetings;

•	since June 30, 2015, the Committee for Orphan Medicinal Products of the European Medicines Agency issued a positive opinion on our application for orphan drug designation of EG-1962;

•	the contemporaneous valuation prepared as of June 30, 2015 contained multiple liquidity scenarios, including an initial public offering to which we assigned a probability weighting of 80%. The consideration of different scenarios accounts for some but not all of the difference between the estimated price range and the valuation as of June 30, 2015;

September 14, 2015 Page 4

•	the June 30, 2015 valuation took into account the uncertainty surrounding the public offering in terms of the likelihood of success, timing and price. The estimated price range necessarily assumes that the initial public offering has occurred, that a public market for our common stock has been created, and therefore excludes any discount for lack of marketability of our common stock, which was factored in the June 30, 2015 valuation. Accordingly, the previously used private company valuation methodology is no longer applicable;

•	the proceeds of a successful initial public offering would substantially strengthen our balance sheet by increasing our cash and cash equivalents. Additionally, the completion of this offering would provide us with access to the public company debt and equity markets and a lower cost of capital following the public offering. These projected improvements in our financial position influenced the estimated price range;

•	the price that investors are willing to pay in this offering, for which the estimated price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in our prior valuations but matter to investors in their own subjective and qualitative assessment of our company, are thus not objectively determinable and that valuation models are not able to quantify; and

•	in the public markets we believe there are investors who may apply more qualitative valuation criteria to certain of our clinical assets than the valuation methods applied in our valuations.

September 14, 2015 Page 5

Common Stock Valuation from October 11, 2013 through April 1, 2015

The Company notes that a discussion of the valuation of its common stock from October 11, 2013 through April 1, 2015 has been included on pages 59-62 of the Registration Statement.

Valuation of Common Stock as of June 30, 2015

The Company further advises the Staff that it intends to include disclosure generally consistent with the below analysis in a pre-effective amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the IPO, which is consistent with the valuation methodology used by the Company in connection with its prior option or equity issuances and previously disclosed in the Registration Statement.

Valuation of Common Stock as of June 30, 2015

At June 30, 2015, the Company utilized a hybrid of a PWERM and an OPM. Specifically the Company incorporated a PWERM under an IPO scenario. The PWERM modeled potential valuations under an IPO, allocated that value among the various classes of equity, and then discounted to present value, assuming an IPO with a preferred equity financing round. Additionally, a 20% probability of exiting under a sale to a strategic buyer and an 80% probability of successfully completing an IPO was ascribed. The results of the PWERM and OPM were probability weighted to arrive at an enterprise value as shown below.

Backsolve Round	Series C-2 @ $6.36

Date	6/30/2015
Exit Strategy	Strategic Buyer	IPO
Years to Exit	2.5	0.26
Volatility to Exit	68.6%	68.4%
DLOM	15%	14%
Common price post DLOM	$0.81	$8.41
Probability	20%	80%
Common price (probability weighted)	$6.90

The increase in value was attributable primarily to a shorter expected holding period under the IPO scenario, which reduced the present value factor and lessened the calculated DLOM.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933

The Company further requests, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

* * * * * * *

September 14, 2015 Page 6

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review, and please contact me at (215) 994-2562 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

/s/ Derick S. Kauffman

Derick S. Kauffman

Cc:	Alla Berenshteyn
Daniel Greenspan

Brian A. Leuthner
Edge Therapeutics, Inc.

Mitchell S. Bloom
Arthur R. McGivern
Goodwin Procter LLP